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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*


                       CONSOLIDATED CIGAR HOLDINGS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                             Class A Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   20902E106
                   ----------------------------------------
                                (CUSIP Number)


     Stuart B. Panish c/o Zweig-DiMenna Associates LLC, 900 Third Avenue,
                   New York, New York 10022   (212) 451-1100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 13, 1997
                   ----------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 20902E106                                            Page 2 of  Pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Zweig-DiMenna Special Opportunities, L.P.
        Zweig-DiMenna Partners, L.P.
        Zweig-DiMenna International Limited
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account
        Gotham Advisors, Inc., on behalf of a discretionary account

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                     (b) [_]
3  SEC USE ONLY

4 SOURCE OF FUNDS*  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS  2(d) or 2(e)                                                    [_]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Zweig-DiMenna Special Opportunities, L.P. - Delaware
        Zweig-DiMenna Partners, L.P. - New York
        Zweig-DiMenna International Limited - British Virgin Islands Zweig-DiMenna International Managers, Inc. - Delaware
        Gotham Advisors, Inc. - Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER
        Zweig-DiMenna Special Opportunities, L.P.-118,300
        Zweig-DiMenna Partners, L.P.-206,200
        Zweig-DiMenna International Limited-464,500
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-94,800
        Gotham Advisors, Inc., on behalf of a discretionary account-57,100

8  SHARED VOTING POWER
        0

9  SOLE DISPOSITIVE POWER
        Zweig-DiMenna Special Opportunities, L.P.-118,300
        Zweig-DiMenna Partners, L.P.-206,200
        Zweig-DiMenna International Limited-464,500
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-94,800
        Gotham Advisors, Inc., on behalf of a discretionary account-57,100

10  SHARED DISPOSITIVE POWER
        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Zweig-DiMenna Special Opportunities, L.P.-118,300
        Zweig-DiMenna Partners, L.P.-206,200
        Zweig-DiMenna International Limited-464,500
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-94,800
        Gotham Advisors, Inc., on behalf of a discretionary account-57,100

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        Total-8.5%
        Zweig-DiMenna Special Opportunities, L.P.-1.1%
        Zweig-DiMenna Partners, L.P.-1.9%
        Zweig-DiMenna International Limited-4.2%
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-0.8%
        Gotham Advisors, Inc., on behalf of a discretionary account-0.5%

14 TYPE OF REPORTING PERSON*
        Zweig-DiMenna Special Opportunities, L.P. - PN
        Zweig-DiMenna Partners, L.P. - PN
        Zweig-DiMenna International Limited - CO
        Zweig-DiMenna International Managers, Inc. - CO
        Gotham Advisors, Inc. - CO


                     *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                         SCHEDULE 13D - AMENDMENT NO. 6


     Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Managers, Inc. and Gotham Advisors, Inc. (collectively the "Investors") hereby amend the
Schedule 13D, filed with respect to shares of Class A common stock, par value $.01 per share ("Shares") of Consolidated Cigar Holdings, Inc.


ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS


     The first sentence of Item 3 is amended to read as follows:

     "The securities of Consolidated Cigar Holdings, Inc. were purchased at an aggregate cost of $25,933,197 with the investment capital of Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the discretionary account managed by Zweig-DiMenna International Managers, Inc. (the "ZDIM Account") and the discretionary account managed by Gotham Advisors, Inc. (the "Gotham Account")."


ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

     The answer to Item 5 is amended to read as follows:

     a.   Aggregate number of shares beneficially owned:

            Zweig-DiMenna Special Opportunities, L.P.           -                  118,300

            Zweig-DiMenna International Limited                 -                  464,500

            Zweig-DiMenna Partners, L.P.                        -                  206,200

            ZDIM Account                                        -                   94,800

            Gotham Account                                      -                   57,100

          Percent of class beneficially owned:

            Zweig-DiMenna Special Opportunities, L.P.           -                      1.1%

            Zweig-DiMenna International Limited                 -                      4.2%

            Zweig-DiMenna Partners, L.P.                        -                      1.9%

            ZDIM Account                                        -                      0.8%

            Gotham Account                                      -                      0.5%

     b.     Number of shares as to which there is sole power to vote:

            Zweig-DiMenna Special Opportunities, L.P.           -                     118,300

            Zweig-DiMenna International Limited                 -                     464,500

            Zweig-DiMenna Partners, L.P.                        -                     206,200

            ZDIM Account                                        -                      94,800

            Gotham Account                                      -                      57,100

          Number of shares as to which there is shared power to vote or to direct the vote:

            Zweig-DiMenna Special Opportunities, L.P.           -                           0

            Zweig-DiMenna International Limited                 -                           0

            Zweig-DiMenna Partners, L.P.                        -                           0

            ZDIM Account                                        -                           0

            Gotham Account                                      -                           0

          Number of shares as to which there is sole power to dispose or to direct the disposition:

            Zweig-DiMenna Special Opportunities, L.P.           -                     118,300

            Zweig-DiMenna International Limited                 -                     464,500

            Zweig-DiMenna Partners, L.P.                        -                     206,200

            ZDIM Account                                        -                      94,800

            Gotham Account                                      -                      57,100

          Number of shares as to which there is shared power  to dispose or to direct the disposition:

            Zweig-DiMenna Special Opportunities, L.P.           -                           0

            Zweig-DiMenna International Limited                 -                           0

            Zweig-DiMenna Partners, L.P.                        -                           0


            ZDIM Account                                        -                                                       0

            Gotham Account                                      -                                                       0

c. Since November 12, 1997, the date of the Investors' most recent 13D filing, Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the ZDIM Account and the Gotham Account purchased the Shares on the open market on the following dates and at the following prices and in the following amounts:

            ZWEIG-DIMENNA SPECIAL OPPORTUNITIES, L.P.

            DATE        DESCRIPTION OF PURCHASE

            11/12/97      Purchased 1,000 shares at $30.2705 a share

            11/13/97      Purchased 1,600 shares at $31.3594 a share

            11/13/97      Purchased 14,200 shares at $31.1348 a share

            ZWEIG-DIMENNA INTERNATIONAL LIMITED

            DATE        DESCRIPTION OF PURCHASE

            11/12/97      Purchased 3,600 shares at $30.2705 a share

            11/13/97      Purchased 6,000 shares at $31.3594 a share

            11/13/97      Purchased 53,700 shares at $31.1348 a share

            ZWEIG-DIMENNA PARTNERS, L.P.

            DATE        DESCRIPTION OF PURCHASE

            11/12/97      Purchased 1,600 shares at $30.2705 a share

            11/13/97      Purchased 2,600 shares at $31.3594 a share

            11/13/97      Purchased 23,300 shares at $31.1348 a share

            ZDIM ACCOUNT

            DATE        DESCRIPTION OF PURCHASE

            11/12/97      Purchased 700 shares at $30.2705 a share

            11/13/97      Purchased 1,100 shares at $31.3594 a share

            11/13/97      Purchased 10,300 shares at $31.1348 a share

            GOTHAM ACCOUNT

            DATE        DESCRIPTION OF PURCHASE

            11/12/97      Purchased 400 shares at $30.2705 a share

            11/13/97      Purchased 700 shares at $31.3594 a share

            11/13/97      Purchased 6,500 shares at $31.1348 a share

     d.   Not Applicable

     e.   Not Applicable

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 1997

            ZWEIG-DiMENNA SPECIAL OPPORTUNITIES, L.P.
            By:     Zweig-DiMenna Associates LLC,
                    Managing General Partner


            By:     /s/  Joseph A. DiMenna
                    ----------------------
            Name:   Joseph A. DiMenna
            Title:  A Managing Director of the Managing General Partner

            ZWEIG-DiMENNA INTERNATIONAL LIMITED

            By:     Zweig-DiMenna International Managers, Inc.,
                    Investment Manager


            By:     /s/  Joseph A. DiMenna
                    ----------------------
            Name:   Joseph A. DiMenna
            Title:  Executive Vice President

            ZWEIG-DiMENNA PARTNERS, L.P.
            By:     Zweig-DiMenna Associates LLC,
                    Managing General Partner

            By:     /s/  Joseph A. DiMenna
                    ----------------------
            Name:   Joseph A. DiMenna
            Title:  A Managing Director of the Managing General Partner

            ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.


            By:     /s/  Joseph A. DiMenna
                    ----------------------
            Name:   Joseph A. DiMenna
            Title:  Executive Vice President

            GOTHAM ADVISORS, INC.


            By:     /s/  Joseph A. DiMenna
                    ----------------------
            Name:   Joseph A. DiMenna
            Title:  Vice President